Easy Energy, Inc.
      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166


July 7, 2008

Via EDGAR and Fax

Perry Hindin, Special Counsel
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Easy Energy Inc. (the "Company")
    Form S-1
    File No. 333-150468, filed April 25, 2008 and amended April 28, 2008

Dear Mr. Hindin:

The purpose of this letter is to respond to your letter of May 22, 2008 with respect to the above-captioned filing. We are concurrently filing Pre-Effective Amendment No. 2 to Form S-1 (the "Amended S-1") as well as an amendment to our Form 10-Q for the quarter ended March 31, 2008. Please note that we have engaged Z.A.G/S&W LLP as our new counsel for securities law issues and communications should be made with Edwin L. Miller Jr., Esq. or Oded Har-Even, Esq. at the numbers provided at the end of this letter.

For ease of reference, our responses are keyed to your comments.

Registration Statement

1. We note that the registration statement covers the resale of common shares that may be being offered by an affiliate (Meitav Gemel, Meitav Pension and Meitav Mishan entities) in a large amount. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a) (4) of Regulation C. Under the rule, equity securities offered by or on behalf of the Company cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

     * file a registration statement for the "resale" offering at the time of each exercise because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
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     *    register the transaction on a form that you are eligible to register a primary offering;
     * identify the affiliate selling shareholder as an underwriter in the registration statement; and
     * include the fixed price at which the underwriter will sell the securities for the duration of the offering.

     If you do not agree, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the affiliate and all other relationships you have with the affiliate.

Response to Comment No. 1: We do not believe that any of the selling shareholders are affiliates of the Company, and believe that this non-affiliate status is clear. Meitav Investment House Ltd. ("Meitav") is the parent company of all the entities listed in the selling shareholder table with the Meitav name, as well as Tailor Made Capital, Ltd. (collectively: the "Meitav Entities"). Meitav is beneficially owned by Messrs. Zvi Stepak and Shlomo Simanovsky through intermediary entities. Meitav has reported its beneficial ownership in the Company on a Schedule 13G filed on March 19, 2008. The percentage ownership of the Company reported by the Meitav Entities was 9.99%. This percentage was based on an appendix to the warrant issued by us to the Meitav Entities setting up exercise limitations pursuant to which the warrant holder shall not have the right to exercise any portion of the warrant to the extent that, after giving effect to such issuance, the holder along with its affiliates (which include all of Meitav Entities) shall beneficially own more than 9.99% of our common stock. This provision, however, may be waived by the holder at its election upon not less than 61 days' notice to us.

We note also that several shareholders own a much higher percentage of the Company, namely, Mr. Guy Ofir and Mr. Emanuel Cohen. Each of them beneficially owns 21.5%. We also call your attention to an article in in INSIGHTS, volume 22, Number 1, January 2008 authored by Keith Higgins et al where the authors suggest that "in light of the Securities Act definition of "control" and earlier SEC guidance on the topic, a stockholder that owns less than 20 percent of an issuer's outstanding capital stock and that does not have other significant relationship with the issuer should not be considered an affiliate". Meitav has no representation on the Company's Board of Directors and none of the Company's officers or directors are affiliated with Meitav or any of the Meitav Entities. Thus, we believe that neither Meitav nor any of the Meitav Entities should not be regarded as an affiliate of the Company.

Fee Table

2. Please tell us how you determined that $0.225 was the most appropriate price to use for purposes of calculating the filing fee.

Response to Comment 2: The filing fee was incorrectly calculated. The average of the high and low prices of the Company's common stock on the OTC Bulletin Board on April 21, 2008 was $0.30 and not $0.225. A correction to that effect has been made in the Amended S-1 and additional money wired to cover the difference.

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Summary of Financial Data, page 2

3. We note that you disclose a net gain of $324,942 on page 2 for the period from May 17, 2007 (inception) to March 31, 2008. Your Statement of Operations on page F-3 indicates that you had a loss for this period of $347,555. Please revise to disclose the correct amount on page 2.

Response to Comment 3: The number on page 2 was an error. The correct amount appears in page 2 of the Amended S-1.

Risk Factors, page 3

4. Please add a risk factor which discusses the limitations inherent in a provisional patent application, including 12-month expiration. We note you filed your provisional application on August 20, 2007. In an appropriate place in the prospectus explain your present intentions and plans regarding filing a non-provisional application. Disclose the dollar amount in your "estimated expenses" you will devote to this purpose.

Response to Comment 4: This risk factor has been included on page 3 of the Amended S-1. The dollar amount estimated in connection with the filing of the non-provisional application was added to the table on page 20 of the Amended S-1. On June 30, 2008, we filed a non-provisional application based on the provisional application. We note that fact on page 14 of the Amended S-1.

We have no operating history...page 3

5. It is unclear why you refer to "the development, testing and marketing of our website." Please clarify.

Response to Comment 5: A correction was made on page 4 of the Amended S-1 clarifying the above statement.

6. Please clarify the basis for anticipating revenues could be generated as early as 8-10 months.

Response to Comment 6: The Company is in the final stages of completion of the production design, which will then be presented for the certification procedure prior to starting mass production. The Company anticipates that the entire process of finalizing the production design will be completed in the 3rd quarter. Based on arrangements made with potential distributors and the development stage of our product, we believe that we are at least 8-10 months away from generating our first revenues.

Please also see the correction made on page 4 of the Amended S-1.

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Because our executive officers and directors live outside...page 5

7. Please revise to clarify why you recently changed the identification of your executive offices location from Karmiel, Israel to Las Vegas, Nevada. We note that your two executive officers reside in Israel. Explain the nature of your offices in Las Vegas.

Response to Comment 7: The Company uses its Las Vegas, Nevada office as a communication and mailing address. Day-to-day operational activities are conducted in Israel, where the office has moved from the city of Karmiel to the city of Naharia. The reason for the use of the Las Vegas address is a request from parties we have been negotiating with that the Company use a U.S. and not an Israeli address for its official correspondence due to the ongoing conflict in the Middle East. Reference to our new Israeli address has been added on page 1 of the Amended S-1.

Because our executive officers control..., page 6

8. The ownership position of your executive officers stated here is inconsistent with disclosure at page 22. Please reconcile.

Response to Comment 8: A correction has been made on page 7 of the Amended S-1.

Selling Shareholders, page 9

9. As to each selling shareholder briefly describe the transaction(s) in which the shareholder acquired the shares. Where services were received in exchange for the selling stockholders stock, please include a description of the services rendered. Provide the date(s), form of consideration, and price paid.

Response to Comment 9: The following paragraph has been added to the text preceding the selling shareholders table on page 10 of the Amended S-1.

"The selling stockholders acquired their securities (1) through a private transaction exempt from registration pursuant to Regulation S of the Securities Act of 1933, as amended (the "Act"), pursuant to which we sold to the Meitav entities listed below (the "Meitav Entities") on February 8, 2008, 367,647 units, each unit being offered for $1.70, for aggregate gross proceeds of $625,001. Each unit consisted of (i) ten shares of our common stock and (ii) thirty Class A Warrants. Each Class A Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $0.27 per share, expiring five years from the date of purchase of the Warrant; (2) as compensation for legal services and services in connection with the facilitation of the financing of the Company by the Meitav Entities and Tailor Made Capital Ltd. ("TMC"). In connection therewith, on March 3, 2008, we issued Mr. Victor Tshuva 300,000 shares of restricted common stock for an aggregate price of $3,000 and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $0.15 for a period of five years; (3) as a commitment fee of

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882,353 shares of the Company's common stock and a warrant to purchase 3,000,000 shares of the Company's common stock to TMC for arranging the equity line pursuant to the agreement dated March 10, 2008 between the Company and TMC; and
(4) 750,000 shares of our common stock as a consideration for investor relations services to be provided by Falcon Financial Services LLC."

10. Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

Response to Comment 10: The individuals, as described in Meitav's Schedule 13G filed on March 19, 2008 are Messrs Zvi Stepak and Shlomo Simanovsky. This information has been added as a footnote to the selling shareholders table.

11. Describe any affiliations among the company, its officers and directors and/or each of the selling shareholders. For example, we note multiple entities are listed as "Meitav Gemel Ltd," "Meitav Pension Ltd," and "Meitav Mishan Ltd."

Response to Comment 11: As previously indicated, there is no affiliation between Meitav and the Company, its officers or its directors. All of the Meitav Entities are related to each other and are subsidiaries of Meitav, which is controlled by Messrs. Zvi Stepak and Shlomo Simanovsky through intermediary entities. To our knowledge, there is also no other affiliation among Victor Tshuva, Falcon Financial Services LLC, Meitav, its beneficial owners or any of the Meitav Entities. The Company, its officers or directors are not related to any of the selling shareholders. A paragraph to the foregoing effect has been added to the text preceding the selling shareholders table.

12. Please confirm supplementally that shares hereby registered on behalf of Tailor Made Capital do not include any shares to be sold pursuant to the equity line portion of the March 10, 2008 Securities Purchase Agreement.

Response to Comment 12: We have been advised by Tailor Made Capital that the shares registered on behalf of Tailor Made Capital do not include any shares to be sold pursuant to the equity line portion of the March 10, 2008 Securities Purchase Agreement.

13. It appears the shares registered on behalf of Tailor Made Capital may be unearned until performance under the equity line is completed. If so, then such securities may not be registered until the investment transaction is completed. Please revise or advise.

Response to Comment 13: All of the shares registered on behalf of Tailor Made Capital have been fully earned on March 10, 2008, and granted to Tailor Made Capital as a commitment fee in consideration for setting up the equity line.

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Description of Business, page 13

14. Please provide us source copies of market statistics presented. Please mark the copies to clearly identify the information you cite, and cross-reference to the place the market data appears in the prospectus. Tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Response to Comment 14: Statistics included in our report were all gleaned from public-domain sources. Therefore no consent was required or asked for in connection with our use of data or names, mainly over the internet. Nevertheless, we deleted all such statistics to avoid any questions or concerns. No studies were prepared specifically for us or commissioned by us.

15. We note your references to Internet addresses. Please see footnotes 41-43 and the related text of SEC Release 33-7856 (April 28, 2000) regarding your responsibility for hyperlinked information and the related filing requirements.

Response to Comment 15: As we do not intend to be responsible for hyperlinked information, all references to internet addresses have been deleted from pages 15 and 16 of the Amended S-1.

Technical Brief -page 14

16. We note on your website what is represented as your product, including illustrations of the product in use. Please clarify in your disclosure the status of the product so depicted and described.

Response to Comment 16: We are currently engaged in completion of final design before passing the certification procedure required to commence mass production. We have included an explicit statement to the effect that the product is not yet in the market on page 15 of the Amended S-1.

17. Please explain why time to charge 10% is considered significant or representative. How is this related to cellular phone battery operating characteristics? Also, are incremental levels of effort and charge proportional? For example, is a 100% charge achieved by 20 minutes of generation? Also, it appears that to achieve a 50% charge would take 5 cycles of 2-minute string-pulling followed by 6-10 minutes of power transfer. Please revise to clarify the effort and time involved in achieving meaningful charging of the device battery.

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Response to Comment 17:

The assumption that to achieve a 50% charge would take 5 cycles of 2-minute string-pulling followed by 6-10 minutes of power transfer is not correct. The overall charge time depends upon the "tag" battery capacity, its age and the start state-of-charge at discharge point. The following statement has been added as a clarification and simplification, and is included at page 15 of the Amended S-1.

"Cellular phones consume electric power at a rate which fits to cell antennas, and the like. For example, cell phone power consumption for conversation mode (50% talking / 50% listening) near to a cellular antenna is approximately 0.5 watts. Since nominal YoGen output is 5 watts (ten times higher), for every five minutes of cell phone usage under these conditions, our device can replace the energy consumed in 30 seconds. This data only applies to short conversations (typically up to 5 minutes) because during short conversations, a cell phone battery's state-of-charge does not change significantly. For example, a half hour conversation under these conditions shall require about 3 minutes to be brought to its pre-conversation charge state. In all cases, the charge is proportional to incremental levels of effort.

The efficiency with which our YoGen device recharges cell phone is significantly dependent on the phone's dedicated built-in charging controller which regulates maximum charging current.

For a majority of up-to-date cellular phone models, these controllers permit a charging current supplying about 5 watts, which is the output of our device. A few older cellular phone models permit less of a charge. For those phones, YoGen is equipped with a switch for a "lower power" mode.

As indicated before, the YoGen device will generate 20 watts of peak power for each cord pull. 20W is a peak instant power which an internal alternator can generate when the cord is pulled very quickly. It is a pure technical characteristic which was possible to measure only in a laboratory by accessing YoGen's internal points. We have not used any external third party testing in connection with this process.

YoGen is based on a novel axial-field synchronous generator (alternator) producing an alternating voltage of frequency and amplitude which are proportional to its rotation speed. Since it is driven by reciprocating pull-release hand movement and is outputting energy during rotation, its voltage and frequency vary considerably through the period.

Cellular phone battery controllers require a definite voltage and internal impedance of chargers to allow them to charge the batteries. YoGen includes an electronic converter outputting a stabilized DC voltage falling under load to emulate required impedance. YoGen has 2 modes: "nominal power" (with nominal impedance) and "lower power" (with higher impedance).

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In its basic format, YoGen includes an internal 400/800 mAh Li-ione buffer
(back-up) battery considerably widening the stabilized power output from zero pulling speed (the battery gives power) up to pulling high speed (the battery receives power).

The foregoing statistics are based solely on our own limited internal testing and have not been verified by an outside testing agency. We are now working to validate these results in external laboratories. To date, we have produced three prototypes of our device, each with an internal battery but without a "lower power" option. These prototypes have been tested in our laboratory with approximately 15 cellular phone models. Our results confirm the statistics contained above, provided that the pulling process is done correctly."

18. Please describe the basis for the performance claim of 20 watts. Include voltage and amperage figures for the generator and the internal battery. Further, if not validated by independent expert third party testing, so disclose.

Response to Comment 18:  See the response to Comment 17.

19. Clarify whether any prototype models created to date have achieved the performance levels noted herein.

Response to Comment 19: See the response to Comment 17.

Competition, page 15

20. Please provide adequate description of competitive products in the prospectus. Do not cite competitors' websites as a means of providing disclosure.

Response to Comment 20: Although there are several other ways of recharging batteries for a cell phone, the only ones we know of that are in direct competition are the hand-held human powered chargers. A paragraph containing names of direct competitors along with a description of such competitors' products was added to page 16 of the Amended S-1.

Management's Discussion. page 17

Overview, page 17

21. We note the discussion on page 17 which states, "on January 29, 2008 we announced on the completion of the fully working prototype of the man-powered charger solution for battery powered small devices." Your discussion further indicates that one of your business objectives is to complete the design of your product. This discussion does not clearly

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     indicate the status or expected plan of your product development, including, for example, the personnel or organization which has been hired to implement the plan. Please revise to clearly discuss the status of the development of your product and indicate the expected time frame and costs to fully develop your product.

Response to Comment 21: The announcement of the fully working prototype refers to an engineer's prototype designed for testing the principles behind the product. Now that such principles have been evaluated, we are working and nearing completion of the manufacturing design which is designed to minimize the size of the unit and improve human engineering of the product. We estimate that we could begin the manufacturing of the products during the third quarter of 2008. We have selected a contractor to assist us with this process. We estimate the costs to be incurred by the time we have an operating manufacturing line ready for mass production to be at approximately $400,000. The disclosure on page 19 of the Amended S-1 has been revised accordingly.

22. We reference Note ** on page 18 which indicates that you prepaid $100,000 of this amount. Please reconcile this with the prepayments of $250,000 discussed on page 4. In addition, the discussion on page 18 indicates that the projected operating expenses for the next twelve month period total $727,000. Please clarify if you have already prepaid $250,000 of this amount and indicate the additional amount you will need for estimated expenses in the next twelve months.

Response to Comment 22: The Amended S-1 has been revised in accordance with the Staff's comment. The Company has paid a total of $200,000 for product development costs which will be completed as per the "Target Date for Completion" column on page 20 of the Amended S-1. These amounts have been charged to the statement of operations as these costs are "soft" costs and the Company does not have adequate evidence to justify keeping them on the balance sheet. Additionally, the Company has paid $50,000 for consulting services which are to be provided over the subsequent year. As a result, of the $250,000 in costs that were "prepaid" by the Company, $50,000 have been included in prepaid expenses on the balance sheet and the remainder, $200,000, have been charged to the statement of operations.

23. Please revise to provide a discussion of your results of operations and the specific expense amounts recorded in your financial statements each period

Response to Comment 23: The following discussion was added to page 20 of the Amended S-1.

"Results of Operations

During the three months ended March 31, 2008 the company incurred operating expenses of $406,972 which include $200,000 of product development costs, $202,497 in professional fees related to accounting and legal and $4,475 of general and administrative expenses. These operating costs were offset by $1,260 of interest income.

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Net Loss

Our company incurred a loss of $405,712 for the period ended March 31, 2008, resulting from $371,942 of cash used in operating activities offset by an increase in prepaid expenses of $50,000 from the period of ended December 31, 2007.

24. Please explain in reasonable detail the origin of your proposed product. Discuss the expertise of the inventor.

Response to Comment 24: The following statement has been added as a clarification and simplification, on page 19 of the Amended S-1.

"This prototype is a "successor" of several practically validated approaches suggested by its inventors as outlined below:

     Charger shall be powerful enough to provide a significantly higher talk-to-charge time ratio (current models operate at about 1:1);

     Charger shall include a converter providing both utilization of input mechanical energy through the entire speed range and stabilized electric output;

     Charger shall have an option to include a back-up internal battery;

     Charger size shall be not greater than those of today's cell-phones and should be as thin as possible; and

     Mechanical input shall be of a reciprocating pull-release type since such a hand application allows for extended use without tiredness.

This product is based on a novel dedicated application of the unique high power-density planar alternator technology developed and tested by one of the inventors.

This technology allows for implementation of these principles since and makes it possible to provide an extremely slim and unique compact package containing all charger components, which include: mechanical transmission electronic converter, back-up battery and the alternator itself.

The technology of the proposed product was invented by Alexander Sromin and Michael Fridhendler. Mr. Sromin is an alumnus of the Academy for Aviation & Space Instruments in St. Petersburg, Russia with 22 years of research and development experience related to a wide range of electric machines and electromechanical systems. His professional scope covers compact permanent magnet motors, actuators (including linear, rotating, reciprocating, multi-axis, etc.) and generators in the range from MEMS up to 100 KW. He is an author of more than 30 articles and inventor of 10 inventions. Mr. Friedhendler graduated from The Technion University in Haifa, Israel. He has 25 years of experience in multi-disciplinary hi-tech ventures promotion and technological support. He succeeded in numerous application projects in the field of mobile and internet GPS and J2ME software projects among others. His expertise relates to electronics, communications, cellular technology, internet and video data transfer.

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Both Mr. Sromin and Mr. Fridhendler worked for Pipera Technologies Ltd.
("Pipera"), a company wholly owned and fully funded by our president and director, Mr. Ofir, and during the course of their work, developed the technology of the proposed product. Mr. Sromin and Mr. Fridhendler have been assisted by Mr. Roman Lanzet that serves as production manager at Pipera. Mr. Sromin, Mr. Fridhendler and Mr. Lanzet assigned their rights in the technology of the product to the Company for no consideration pursuant to the terms of the assignment agreement dated August 15, 2007 filed by the Company as exhibit 10.3 to the Company's registration statement on Form SB-2 filed on October 24, 2007."

25.  Discuss the terms of the technology transfer.

Response to Comment 25: See the response to Comment 24.

26.  Discuss how and by whom the prototype model was created.

Response to Comment 26: See the response to Comment 24.

Liquidity and Capital Resources, page 18

27. Please discuss the components of your cash flows in operating periods presented in the financial statements.

Response to Comment 27: The following discussion was added to page 21 of the Amended S-1:

"As of March 31, 2008, we had cash of $725,747, representing a net increase in cash of $653,059 since December 31, 2007. Cash generated by financing activities during the three months ended March 31, 2008 amounted to $1,025,001 resulting from the sale of stock in private placements during February and March of 2008. Cash used in operations amounted to $371,942 represented by a loss of $405,712 offset by an increase in prepaid expenses from the previous balance sheet of $50,000 and non-cash adjustments for contributed capital and common stocks and warrants issued for services totaling $83,770"

28. We note you have previously issued shares for services. Please discuss this prior practice and future intentions.

Response to Comment 28: As stated above, we issued shares in consideration for services to both Falcon Financial Services LLC and Mr. Victor Tshuva. We also issued shares to Tailor Made Capital as a commitment fee. We intend to continue to use our shares as a form of consideration in selected contracts from time to time. A statement to that effect has been added to page 21 of the Amended S-1.

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29.  Please discuss in reasonable detail the historic and prospective capital-raising undertaken. We note, for example, numerous transactions described in Note 5 to the financial statements and elsewhere in the registration statement, and the Securities Purchase Agreement dated March 10, 2008.

Response to Comment 29: A description of major financing transactions and their terms, including the our intentions as to future financing has been added to page 21 of the Amended S-1

Security Ownership..., page 22

30. Please ensure that the table includes any groups, such as investment entities under common control. See Regulation S-K Item 403(a). In this regard we note multiple entities listed as "Meitav Gemel Ltd," "Meitav Pension Ltd," and "Meitav Mishan Ltd." in the Selling Shareholder section and also note that the warrants held by them are immediately exercisable. Please also provide the footnote information required by Item 403(a).

Response to Comment 30: The requested information has been added as a footnote to the selling shareholders table in the Amended S-1.

Application of Critical Accounting, Policies, page 23

31. Please revise to disclose your specific critical accounting policies. This section should also be moved to your management's discussion and analysis. Refer to Release No. 33-8098.

Response to Comment 31: The Amended S-1 was revised on page 22 to include a paragraph regarding specific critical accounting policies.

Committees of the Board, page 20

32. Reconcile disclosure in the penultimate paragraph of page 20 as well as elsewhere in your prospectus regarding references to your "sole director" with the disclosure on page 19 indicting you have two directors.

Response to Comment 32: Changes were made on pages 24, 25 and 26 of the Amended S-1.

Certain Relationships and Related Transactions, page 23

33. Please revise to include the related party product development arrangement discussed in Note 6 to the financial statements.

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Response to Comment 33: The required disclosure was added in page 27 of the
Amended S-1.

Report of Independent Registered Public Accounting Firm, Page F-1

34. We note that the third paragraph of the report of your independent registered public accounting firm states, "since inception on May 17, 2008 through March 31, 2008". Please have your Independent Registered Public Accounting Firm revise their report to include the correct inception date. In addition, the last paragraph references an accumulated deficit of $397,544, which does not agree with the amounts in your financial statements. Please tell us why these amounts do not agree.

Response to Comment 34: Our independent registered public accounting firm has provided an updated report where the inception date and accumulated deficit agrees with the financial statements. The amounts did not agree due to an error made by both the Company and the auditor. The error has been corrected in the updated report.

Financial Statements General

35. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response to Comment 35: The financial statements have been updated in accordance with Rule 8-08. We are also filing an Amended 10-Q to include such corrected financial statements.

Balance Sheets, page F-2

36. Please tell us why the stockholders' equity amounts in the balance sheets on page F-2 do not agree with the totals in the statements of stockholders' equity on page F-4.

Response to Comment 36: A correction was made in page F-4 of the Amended S-1. These amounts did not agree as a result of rounding errors in the process of the amendment of the financial statements.

37. We note the discussion on page 18 that you have prepaid $250,000 of your estimated expenditures of $727,000 over the next 12 months. Please tell us where the $250,000 in prepaid expenses is recorded in your financial statements. The accounting for your prepaid expenses should be clearly disclosed. We note that you have included $105,000 as a contra-equity account on your balance sheet on page F-2. Please disclose the nature of this amount and the related accounting treatment.

Response to Comment 37: The Amended S-1 was revised in accordance with the Staff's comment. $200,000 of the prepaid expenses were included in product development in the income statement as they are considered soft costs. The remaining $50,000 is included in prepaid expenses as this is considered prepaid

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consulting expenses which include services for the upcoming year-end. The
$105,000 included in the contra-equity account reflects shares issued for services to be provided by the consultant of the company in the future. Under GAAP, because the prepaid expenses were not paid in cash but rather in stock, such amount needs to be included as a contra-equity account.

Statements of Cash Flows, page F-5

38. Please tell us what you mean by "net loss being cash from operating activities" in the first line in your statements of cash flows on page F-5. In addition, tell us where the $50,000 increase in prepaid expenses is reflected in the balance sheet. Please tell us why stock issued for services is reflected as a non-cash activity and not included as an addition in net cash (used) by operating activities and whether this value represents non-cash compensation included in expenses for the period.

Response to Comment 38: The statement of cash flows in the Amended S-1 was revised on page F-4 to address the Staff's comment. The original comment of "net loss being cash from operating activities" was included as both "net loss" and "cash from operating activities" were the same figure and thus consolidated into the same line item in the first draft of the financial statements. Subsequently, the financial statements were amended to include additional items in "operating activities" but amending the line that reads "net loss being cash from operating activities" was inadvertently overlooked.

Note 2 - Significant Accounting Policies, page F-7

39. We note that you account for income taxes under the guidance of SFAS 109. FIN 48, an interpretation of FAS 109, is effective for the Company. Please revise to disclose whether the accounting for income taxes is in compliance with the requirements of FIN 48.

Response to Comment 39: The required disclosure was added to Note 2 of the financial statements on page F-6 of the Amended S-1.

Note 3 - Going Concern, page F-7

40. Please revise to provide a detailed discussion of your financial difficulties and your viable plan to overcome these difficulties and address the going concern issues. Your discussion should also include your plans to fully develop your products and services, liquidity needs and expected sources of financing. Please refer to the requirements of FRC 607.02.

Response to Comment 40: Note 3 was revised to provide further information as required.

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Note 5 - Capital Stock, pages F-8 and F-9

41. Please revise to clearly disclose how you valued and accounted for each issuance of stock and warrants to employees, consultants and other third parties for services, including how you applied the guidance in SFAS 123R and EITF 96-18.

     We note that the exercise prices of many of the issuances are significantly below quoted market prices and prices of private placement issuances. Please disclose the accounting and quantify the expense recorded for each of these issuances.

Response to Comment 41: Please refer to pages F-8 and F-9 of the financial statements in the Amended S-1 for updated disclosure with respect to the valuation of the shares issued for services. Specifically, please refer to paragraphs 7, 8 and 11 of Note 5 - Capital Stock under the heading "Issued and Outstanding" for additional disclosure with respect to SFAS 123R and EITF 96-18.

Note 6 - Related Party Transactions, page F-9

42. We reference your discussion in Note 6 that your directors provide office space free of charge. Please tell us why you have not recorded the estimated value of this office space in your financial statements. Refer to the requirements of SAB Topic 1.B.1.

Response to Comment 42: The estimated value of the above referenced office space has been recorded in our financial statements. Please refer to page F-9 of the S-1 for the following revision:

"The Company's directors provide office space free of charge. The Company has recorded the estimated value of the office space of $1,000 per month as a contribution to capital."

Note 8 - Recent Accounting Pronouncements, page F-10

43. We reference your discussion of recent accounting pronouncements on page F-10. We also note that the adoption of these Statements is not expected to have a material effect on your financial statements. Since certain of these pronouncements are already required to be adopted please revise to indicate the impact of the adoption of the pronouncement, if applicable, and the expected impact for those that have not yet been adopted.

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
Response to Comment 43: Note 8 was revised in accordance with the Staff's comment. Please refer to the final line at the end of each pronouncement for reference of the impact of these pronouncements on the financial statements. Also please refer to the last line of Note 8 stating that: "The past and future adoption of these Statements did not have and is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows."

Item 15. Sales of Unregistered Securities, page II-1

44. Revise to state the basis relied upon for the exemption claimed for each unregistered transaction.

Response to Comment 44: Item 15 of the Amended S-1 was revised to include the relied upon exemptions for each unregistered transaction.

Item 16, Exhibits, page II-4

45. Please revise the exhibit table to identify the filing type, filing number and filing date related to each exhibit listed as "previously filed." See Regulation S-K Item 601(a)(2) and Securities Act Rule 411(d).

Response to Comment 45: The Exhibit table was revised to address the Staff's comment.

46. Please file all material agreements relating to sales of securities.

Response to Comment 46: The Exhibit table has been revised to include all material agreements relating to sale of securities and all such agreements have been filed with (or incorporated by reference into) the Amended S-1.

47.  Please ensure that all exhibits are filed in complete form. For example, we note in Exhibit 4.1 to your Form 8-K filed March 24, 2008 references are made to "Exhibits" to the agreement that were not filed. Please review all previously filed exhibits and re-file in complete form, as appropriate.

Response to Comment 47: All exhibits related to Exhibit 4.1 of the Current Report on Form 8-K (the "8-K") filed on March 24, 2008, are now filed as part of an amendment to the 8-K filed simultaneously herewith.

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
Exhibit 5.1

48. The opinion must be current and valid as of the date of effectiveness of the registration statement. Please obtain a revised opinion that removes the assertion of no obligation to update the opinion. The opinion should also refer to the registration statement by file number. Alternatively, you may file a revised opinion that is dated as of the effective date.

Response to Comment 48: A new form of opinion from our new counsel, Zysman, Aharoni, Gayer & Co./ Sullivan & Worcester LLP, has been issued and is included in Exhibit 5.1

Exhibit 23.1

49. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response to Comment 49: A currently dated and signed consent from our independent auditors has been filed as exhibit 23.1 to the Amended S-1.

Undertakings, page 11-5

50. Please conform language to current Regulation S-K Item 512(a) requirements. See SEC Release 33-8876 (December 19, 2007).

Response to Comment 50: The undertakings in the Amended S-1 have been conformed to Regulation S-K Item 512(a) requirements.

Form 10-Q as of 3/31/2008

Balance Sheets, page 4

51. Please tell us why the balance sheet amounts in your March 31, 2008 Form 10-Q do not agree with the amounts in the balance sheets on page F-2 of your Form S-1.

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
Response to Comment 51: Subsequent to the initial filing of the S-1, certain transactions were re-visited by the Company and accounted for in a different manner in the Form 10-Q filed for the three month period ended March 31, 2008. The balance sheet amounts in the Amended S-1 have been corrected and are now consistent with the balance sheet numbers in our March 31, 2008 amended Form 10-Q filed simultaneously herewith.

Statement of Operations, page 6

52. We note that the weighted average number of shares outstanding on the face of the Statement of Operations does not agree with the weighted average number of shares on page F-3 of your Form S-1. Please tell us why these amounts do not agree for each period.

Response to Comment 52: The weighted average number of shares outstanding in the Statement of Operations of the Amended S-1 has been corrected and is now consistent with the weighted average number of shares in he statement of operations in our March 31, 2008 Form 10-Q filed simultaneously herewith.

Evaluation of Effectiveness of Disclosure Controls and Procedures. page 15

53. We note that your CEO and CFO have evaluated the Company's internal controls. It does not appear that your certifying officers have reached a conclusion that your internal controls over financial reporting are effective. Please revise to address your officers' conclusions regarding the effectiveness of your internal controls over financial reporting. Refer to Item 308T of Regulation S-K.

Response to Comment 53: We did not intend our quarterly report to contain our management's annual evaluation of internal control over financial reporting. Rather, aspects of our internal controls that we deemed inadequate resulted in our conclusion that our disclosure controls and procedures were ineffective as of March 31, 2008. We have clarified this in the amended Form 10-Q filed simultaneously herewith.

We acknowledge that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

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
     * We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                * * * * * * * * *

     Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Sincerely yours,


/s/ Guy Ofir
-----------------------------
Guy Ofir
Chief Executive Officer

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